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Fax +39 02 6200 1099
www.whitecase.com


05007563

April 22, 2005

File Number 82-5126

Office of International Corporate Finance, Mail Stop 3-2
Division of Corporation Finance
Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549


SEC MAIL PROCESSING
RECEIVED
APR 2 8 2005
WASH, D.C. 183 SECTION

SUPPL

Re: Cassa di Risparmio di Firenze S.p.A. – File Number 82-5126

Ladies and Gentlemen:

I refer to the above-referenced exemption granted previously to Cassa di Risparmio di Firenze S.p.A. (the "Company") pursuant to Rule 12g3-2(b) (the "Rule") of the Securities Exchange Act of 1934, as amended (the "Act") and hereby send to you the following documentation and information required to be submitted pursuant to the Rule:

A. An English version of the communication to the market regarding the acquisition and sale of the Company's own shares in March 2005; and

B. An English version of the press release dated March 21, 2005 regarding the Board of Directors approval of the Company's 2004 results.

As stated in paragraph (5) of the Rule, the Company understands that its furnishing the Securities and Exchange Commission with the information set forth above together with the documents being sent herewith, pursuant to the Rule, shall not constitute an admission for any purpose that the Company is subject to the provisions of the Act.

Please contact the undersigned in connection with any of the points discussed in this letter.

Best regards,



Arturo Meglio

cc: Marco Falleri
Cassa di Risparmio di Firenze, S.p.A.

A.



BANCA CR FIRENZE

ACQUISITION/SALE OF TREASURY STOCK - MARCH 2005

MARCH 2005 - Banca CR Firenze (Parent company)			
Market	Acquisition/Sale	No. of shares	No. of transactions
Milan	A	162,400	54
Milan	S	288,900	156

BANCA CR FIRENZE

Press release

THE BOARD OF DIRECTORS APPROVES 2004 RESULTS

- **Consolidated net income at € 102.3 million, up 20.8%** from € 84.7 million in 2003 pro-forma[1], and 7.1% more than the € 95.5 million of the stated previous year.
- **Net consolidated income per share at 9 cents of a Euro,** 6% ahead of the 8.5 cents target set in the 2003-05 Business Plan.
- **Intermediation margin at € 1,126 million, +3.8%** from € 1,085 million in 2003
- **Operational costs at € 743 million, +1%** from € 736 million in 2003.
- **Operating result at € 383 million, +9.6%** from € 350 million in 2003.
- **Profit from ordinary operations at € 228 million, +20.8%** from € 189 million in 2003
- ***Adjusted* ROE[2] is 14.0%** (2003: 13.1%); taking into account goodwill amortisation, the growth rate is equal to 9.8% (2003: 8.9%)
- **Total financial assets are up 13.1%** to € 34,817 million (2003: € 30,790)
- **The BoD proposed a dividend per share of € 0,052** (same as last year). The stock will trade ex dividend on May 23, 2005

The Board of Directors of Banca CR Firenze Spa, chaired by Aureliano Benedetti, approved today the draft of the Parent Company results and the consolidated statement for 2004, presented by the Managing Director, Lino Moscatelli.

The consolidated results, thanks to the positive contribution of all the shareholdings, showed a **growth in overall profitability** that was substantially **in line with the guidelines contained in the 2003-2005 Business Plan** and were coherent with the targets that were set down for the period and that were communicated to the market:

- **consolidated net income** was **€ 102.3 million, up 20.8%** from 2003[1]; **net income per share** was therefore **9 cents of a Euro, 6% ahead of the 8.5 cents target set in the 2003-05 Business Plan**;
- **operational costs**, amounting to € 743 million, **grew** in the 12-month period by **1%**, better than the Business Plan target of 2.6%;
- the **cost/income** ratio is equal to **66%**, in comparison to the forecasted 67.6%, confirming that the action taken aimed at improving efficiency enabled the Group to contain the costs arising from the integration of Cassa di Risparmio della Spezia.

Cassa di Risparmio della Spezia, which has entered the Group during the year, also closed its accounts with figures that were in line with its 2004-06 Business Plan, recording a **net income** of **€ 6.3 million**, more than double over the year 2003 result.

---

[1] With a view to standardise figures and to make comparatives more significant, we have drafted the 2003 consolidated profit and loss account on a pro-forma basis to account for the changes that have taken place both in the consolidation area, following the acquisition of a controlling stake in Cassa di Risparmio della Spezia, and in the rules governing the accounting of dividend. It is therefore advisable to check this profit and loss account in commenting the results. The full financial statements, both consolidated and of the individual companies, are attached to this press release.

[2] *Adjusted* ROE is calculated by comparing net consolidated profit with average shareholders' equity over the past two years, excluding profits from contracts in progress and without taking into consideration the amortisation of the positive consolidation differences and of net shareholders' equity.

Contacts : Investor Relations - Marco Falleri +39 055 2612284
eMail marco.falleri@carifirenze.it

BANCA CR FIRENZE

Press release

The Board adopted the resolution to propose to shareholders a **dividend** of **€ 0.052 per share** – unchanged with respect to the previous year – calculated on the **Parent Company net income of € 97.0 million**, up 7.1% over 2003. The payment date is May 26, 2005, and the stock will **trade ex dividend on May 23, 2005**.

The drafts of the 2004 results of Banca CR Firenze and the proposed dividend will be submitted to the approval of shareholders who will convene at the **Annual General Meeting on April 28**.

As to the information requested by CONSOB's letter n. DME/5015175 of March 10, 2005, Banca CR Firenze specifies that – with regard to the progress made so far in the implementation of the accounting processes arising from the application of the IAS/IFRS accounting principles – the changeover phase will be completed in the following months, in time for the drafting of the 2005 first-half consolidated statement. On that occasion, the impact that the application of the above mentioned principles will have on the accounts shall be highlighted.

The following is a detailed analysis of the results:

CONSOLIDATED PROFIT AND LOSS ACCOUNT (pro-forma[1])

The **intermediation margin** amounted to € 1,126 million, **up 3.8%** over the corresponding period in the previous year.

- Within this aggregate, **net interest, amounting to € 671.9 million, rose** by **2.4%**, thanks to the positive trend of consumer credit. This trend was also accompanied by a moderate decrease in the net interest produced by the retail banks of the group which nearly halved with respect to the previous quarter (from –4.7% to –2.6%). **Non-interest income** amounted to **€ 431.8 million, up 5,9%** from € 407.5 million in 2003. The result was impacted by the income arising from the sale of products and services in both the retail and corporate channels. In the **net commissions** aggregate, up **5%** to € 285.6 million, the contribution of each item is set forth hereunder: *asset management* (34% of the total), *other services* (23%), *earnings and payments* (21%) and *trading* (7%). Income from **financial operations** (€ 35.5 million, **+28.0%**) to a large extent benefited from trading (€ 23.0 million) to which should be added currency exchange (€ 5.7 million) and other treasury operations on both its own behalf or on behalf of clients.

- The **profit** of **companies consolidated with the equity method** was **€ 13.7 million** from € 15 million (**-8.7%**) and derived from the sale of the shareholding in Arval Service Lease Italia. In fact the profit and loss accounts of the other companies – Centrovita (bancassurance), Centro Factoring and Centro Leasing – that make up this item are positive.

Operational costs have grown from € 735.7 million to € 743 million, **up 1%**, which is **better than the 2.6% target set in the Business Plan**. Even the analysis of the single components of the aggregates either shows an improvement or is in line with forecasts:

- **staff costs have remained unchanged** with respect to 2003 (**€ 414 million**; expected growth: 1.6%) notwithstanding a headcount rise of 50 (-2 in the banking group, +52 in Findomestic);
- **Other administrative expenses** amounted to €270.2 million, **up 4.7%**, as expected;
- **Amortisations decreased** by **7.8%**, from € 63.8 million in 2003 to € 58.8 million at the end of 2004.

The **operating result rose by 9.6%** to € 383 million (2003: € 349.6 million), while the **profit from ordinary operations** (€ 227.8 million against € 188.6 in 2003) **increased 20.8%** following provisions for credit risks and for net credit adjustments amounting to € 95.3 million (-9,9%).

Net consolidated income for 2004 is € 102.3 million, up 20.8% over 2003 which, it should be recalled, benefited from a net extraordinary income of € 11.7 million (€ 0.1 million in 2004). Net of this extraordinary item, the growth is in excess of 32%. ***Adjusted* ROE** reached **14%** (13.1% in 2003). Taking into account the amortisations of the positive consolidation differences and those of the net shareholders' equity, the growth rate is equal to 9.8% (8.9% in 2003).

Contacts : Investor Relations - Marco Falleri +39 055 2612284
eMail marco.falleri@carifirenze.it

BANCA CR FIRENZE

Press release

CONSOLIDATED BALANCE SHEET

Customer loans reached **€ 15,568 million, up 11.7%:**

- Positive momentum in the **mortgage** (**+16.8%** to **€ 5,354 million**) and **current accounts and loans** (**+9.6%** to € 9,574 million) sectors. Within this item, the volumes relating to consumer credit, amounting to € 3,265 million, recorded a growth of 18.1%;

- In a portfolio characterised by good quality assets, both gross and net **non-performing loans** decreased respectively by **2.1%** and **3.2%**, with related indicators following the same downward trend: **gross non-performing loans/gross loans** 2.30% (2.62% in 2003), **net non-performing loans/net loans 1.10%** (1.27% in 2003), **total gross risk positions/gross loans 4.09%** (4.33% in 2003).

Total financial assets reached **€ 34,817 million, up 13.1%:**

- Compared to **direct funding**, which grew **6.6%** to € 15,771 million, **indirect funding rose 19.1%** to € 19,046 million mainly thanks to a large account in the **asset under custody** sector (**+45.1%** to € 9,019 million);

- **Assets under management** rose from € 9.773 to € 10,028 million (**+2.6%**). In detail, there has been a growth in **insurance products** (**+12.9%** to € 2,632 million) and in **discretionary accounts** (**+2.0%** to € 2,625 million) while there has been a decrease in **mutual funds**, down to € 4,770 million (**-2.0%**).

COMMERCIAL ACTIVITY

The year 2004 was marked by the **consolidation of the New Distribution Model** that was enforced in the previous year. The model defines an individual commercial approach for each customer segment, each one of which is managed within the specialised distribution channels in the principal markets: Retail, Corporate and Private banking.

The company structure, which includes **510 retail branches, 13 Corporate Centres and 9 Private Banking Centres,** grew in the course of the year as a result of the opening of a centre, dedicated to the public administration customers, which handles business with public bodies.

The **Financial Advisers Network** has continued to expand and currently includes 163 operators who can rely on 27 Financial Boutiques located in four regions (Marche, Lazio, Emilia Romagna and Abruzzo) which border on the banking group's stronger territories of activity. Although set up only recently and limited in size, the Group's financial advisers network placed **20th in terms of net inflows**, according to the rankings compiled at a national level by Assoreti (45 companies).

The **Retail channel** saw the implementation throughout the network of the Customer Relationship Management system **(CRM)**, a tool that will facilitate client management and therefore the sale of products. Furthermore,

- the "**Spazio Mutui**" home loans specialist branch was opened in Florence with the objective of managing, on one hand, the business generated by external channels and, on the other, of **stimulating the acquisition of new clients** thanks to its strategic location (not far from an important commercial area), to its working hours (open on Saturday) and to its constantly updated offer.

BANCA CR FIRENZE

Press release

- The synergies between Banca CR Firenze group and Findomestic were further developed with the setting up of a new line of **personal loans**, named *Prestissimo*, conceived by the country's leading provider of consumer credit. This new product joins the distribution of ***Carta Aura***, the most widely spread **revolving credit card** in Italy.

- As for **investments**, the banking Group focused on offering advice to clients so as to facilitate the assessment of the portfolio composition, paying greater attention on the **management of overall risk**. Among the new products, those relating to **personal pension schemes** (***open-end pension funds***) were among the most appreciated. In this sector, **Banca CR Firenze** has distinguished itself in the course of the year as one of the top-five leading providers in terms of new subscribers. As of September 30, 2004, its **share of the market** in this line of business was above **2%**.

In the year that closed, the **Corporate channel** focused on strengthening **commercial relationships**, in line with the guidelines set down in the New Distribution Model:

- As regards commercial methodologies, a significant **screening of clients** was carried out so as to define their potential which, consequently, led to the compilation of priority lists on which to focus commercial action. At the same time, action has been taken to enhance the skills and know-how of portfolio managers by carrying out **strong investments** for high-level training (SDA Bocconi);

- A new structure was created to provide **financial advice in the agricultural sector** which has led, notwithstanding the difficulties faced by the sector, to increased volumes and market shares.

As to the outlook for the current year, the Group is expected to produce results that are in line with the Business Plan and with the development trends recorded over the past two financial years.

Florence, March 21, 2005

Contacts : Investor Relations - Marco Falleri +39 055 2612284
eMail marco.falleri@carifirenze.it

Bs



GRUPPO
BANCA CR FIRENZE

CONSOLIDATED FINANCIAL STATEMENTS

(Euro /000)

ASSETS	31 Dec. 2004	31 Dec. 2003	31 Dec. 2003 pro forma
Cash on hand and with central banks and post offices	**137,603**	**123,590**	**146,728**
Italian government securities and similar securities eligible for refinancing	**415,344**	**181,285**	**246,959**
Amounts owing by banks	**1,203,903**	**1,146,480**	**1,360,164**
(a) sight	106,340	371,284	366,209
(b) other	1,097,563	775,196	993,955
Customer loans	**15,567,543**	**13,101,453**	**13,939,909**
including:loans from third-party funds under administration	1,591	493	493
Bonds and other debt securities	**1,905,042**	**1,638,189**	**2,107,647**
(a) of public issuers	763,952	1,132,440	1,196,729
(b) of banks	888,475	327,846	662,068
including:own securities	5,256	39,892	41,590
(c) of financial institutions	79,555	77,768	77,768
(d) of other issuers	173,060	100,135	171,082
Shares and other equity securities	**64,675**	**37,116**	**37,424**
Partecipating interests other than in Group companies	**365,497**	**380,829**	**386,617**
(a) valued on equity method	82,008	96,435	96,435
(b) other	283,489	284,394	290,182
Partecipating interests in Group companies	**44,919**	**42,167**	**42,167**
(a) valued on equity method	43,988	40,465	40,465
(b) other	931	1,702	1,702
Goodwill arising on consolidation	**258,797**	**164,191**	**281,740**
Goodwil on equity-valued holdings	**0**	**165**	**165**
Intangible assets	**45,905**	**55,972**	**56,198**
including: goodwill	9.449	10,558	10,558
Property and equipment	**311,861**	**291,574**	**320,142**
Own shares (nominal value 85,6)	**0**	**160**	**160**
Other assets	**918,672**	**1,274,792**	**982,978**
Accrued income and prepayments	**167,825**	**132,968**	**140,675**
(a) accrued income	117,956	91,041	95,284
(b) prepayments	49,869	41,927	45,391
including:issue discounts on securities	347	1,729	1,729
TOTAL ASSETS	**21,407,586**	**18,570,931**	**20,049,673**

B6

GRUPPO
BANCA CR FIRENZE

CONSOLIDATED FINANCIAL STATEMENTS

(Euro /000)

LIABILITIES AND SHAREHOLDER'S EQUITY	31 Dec. 2004	31 Dec. 2003	31 Dec. 2003 pro forma
Amounts owing to banks	**2,693,543**	**2,318,001**	**2,274,236**
(a) sight	574,639	356,762	310,329
(b) at maturity date or notice	2,118,904	1,961,239	1,963,907
Customer deposits	**9,828,965**	**8,212,536**	**9,232,829**
(a) sight	8,814,752	7,376,029	8,298,087
(b) at maturity date or notice	1,014,213	836,507	934,742
Debt securities issued	**4,959,768**	**4,045,362**	**4,528,077**
(a) bonds	4,582,468	3,632,281	4,085,226
(b) certificates of deposit	296,492	351,785	381,478
(c) other	80,808	61,296	61,373
Third-part funds in administration	**1,664**	**2,396**	**2,396**
Other liabilities	**865,014**	**1,121,172**	**1,070,748**
Accrued liabilities and deferred income	**146,381**	**116,148**	**124,341**
(a) accrued liabilities	107,615	86,044	93,781
(b) deferred income	38,766	30,104	30,560
Provision for staff termination pay	**172,742**	**153,001**	**168,564**
Provisions for risks and charges	**374,092**	**366,890**	**379,565**
(a) provisions for pensions and similar obligations	170,445	161,347	166,690
(b) tax provisions	125,990	137,838	142,315
(d) other provisions	77,657	67,705	70,560
Provisions for loan losses	**24,715**	**26,249**	**26,254**
Reserve for general banking risks	**66,153**	**65,615**	**65,615**
Subordinated debt	**980,608**	**1,034,190**	**1,034,190**
Negative differences arising on consolidation	**386**	**8**	**56**
Negative differences on equity-valued holdings	**169**	**601**	**601**
Minority interests	**208,662**	**150,641**	**200,803**
Share capital	**647,633**	**620,152**	**620,152**
Share premium	**56,319**	**375**	**375**
Reserves	**277,053**	**240,719**	**234,778**
(a) legal reserve	128,038	127,087	127,087
(b) reserve for own shares	0	160	160
(c) statutory reserves	27,824	23,202	24,028
(d) other reserves	121,191	90,270	83,503
Revalutation reserves	**1,412**	**1,412**	**1,412**
Net profit for the period	**102,307**	**95,463**	**84,681**
TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY	**21,407,586**	**18,570,931**	**20,049,673**

GUARANTEES	31 Dec. 2004	31 Dec. 2003	31 Dec. 2003 pro forma
Guarantees issued	**726,284**	**633,870**	**741,003**
of which	0	0	0
acceptances	13,600	11,293	11,376
other guarantees	712,684	622,577	729,627
Commitments	**641,198**	**644,083**	**687,881**

GRUPPO
BANCA CR FIRENZE

CONSOLIDATED FINANCIAL STATEMENTS

(Euro /000)

CONSOLIDATED PROFIT AND LOSS ACCOUNT	31 Dec. 2004	31 Dec. 2003	31 Dec. 2003 pro forma
Interest earned and similar income	**975,589**	**909,277**	**976,812**
including: on customer loans	891,357	831,739	878,987
on debt securities	54,185	48,951	64,067
Interest expense and similar charges	**-303,750**	**-297,032**	**-320,727**
including: on customer deposits	-84,535	-84,368	-91,755
on debt securities	-143,325	-133,356	-147,340
Dividends and other income	**8,582**	**9,676**	**6,717**
(a) on shares and other equity securities	528	397	254
(b) on partecipating interests	8,054	9,279	6,175
(c) on partecipating interests in Group companies	0	0	288
Commissions earned	**369,233**	**319,892**	**345,526**
Commissions expense	**-83,614**	**-71,538**	**-73,310**
Gain (losses) on financial transactions	**35,458**	**25,304**	**27,700**
Net income from investments earmarked "for pension funds and similar obligations"	**6,528**	**8,608**	**8,608**
Other operating income	**142,726**	**127,942**	**136,607**
Administrative expenses	**-684,269**	**-614,671**	**-671,921**
(a) staff costs	-414,034	-378,669	-413,958
includind: salaries and wages	*-296,107*	*-272,238*	*-295,910*
social security contributions	*-77,632*	*-70,053*	*-76,600*
staff severance pay	*-23,755*	*-22,545*	*-24,707*
pensions and similar obligations	*-8,280*	*-6,472*	*-7,858*
(b) other administrative expenses	-270,234	-236,002	-257,963
Transfer-out of net income from investments earmarked "for pension funds and similar obligations"	-6,528	-8,608	-8,608
Value adjustments to intangible assets and property and equipment	**-98,268**	**-87,527**	**-103,016**
Provisions for risks and charges	**-17,987**	**-12,966**	**-13,871**
Other operating expenses	**-32,052**	**-28,998**	**-29,006**
Value adjustments to loans and provisions for guarantees and commitments	**-112,100**	**-108,942**	**-124,297**
Value re-adjustments to loans and provisions for guarantees and commitments	**41,021**	**33,241**	**34,643**
Provisions for loan losses	**-24,289**	**-16,135**	**-16,146**
Value adjustments to non-current financial assets	**-2,348**	**-2,626**	**-2,645**
Value re- adjustments to non-current financial assets	**158**	**573**	**582**
Profit (Losses) of companies recorded on equity method	**13,703**	**14,979**	**14,979**
Profit (Losses) from ordinary activities	**227,793**	**200,449**	**188,627**
Exceptional income	**22,109**	**27,346**	**32,922**
Exceptional charges	**-22,007**	**-16,123**	**-21,209**
Gain (loss) on exceptional items - net	**102**	**11,223**	**11,713**
Change in reserve for general banking risks	**-620**	**0**	**1,797**
Income taxes for the period	**-107,848**	**-102,576**	**-102,756**
Profit for the year pertaining to minority interests	**-17,120**	**-13,633**	**-14,700**
[illegible]	**102,307**	**95,463**	**84,681**

GRUPPO
BANCA CR FIRENZE

CONSOLIDATED FINANCIAL STATEMENTS

(Euro /million)

RECLASSIFIED CONSOLIDATED PROFIT AND LOSS ACCOUNT	31 Dec. 2004	31 Dec. 2003 pro forma	Change	31 Dec. 2003
Interest margin	**671.9**	**656.1**	**2.4%**	**612.2**
Dividends	8.6	6.7	28.4%	9.3
Net commissions	285.6	272.1	5.0%	248.4
Other operating income - net	110.7	107.7	2.8%	98.9
Gain (losses) on financial transactions and share dividends - net	35.5	27.7	28.2%	25.7
Profits of equity recorded companies	13.7	15.0	-8.7%	15.0
Total income	**1,126.0**	**1,085.3**	**3.8%**	**1,009.5**
Administrative expenses	-684.2	-671.9	1.8%	-614.7
(a) staff costs	*-414.0*	*-413.9*	0.0%	-378.7
(b) other administrative expenses	*-270.2*	*-258.0*	4.7%	-236.0
Depreciation of property and equipment and amortization of intangible assets	-58.8	-63.8	-7.8%	-61.3
Operating profit	**383.0**	**349.6**	**9.6%**	**333.5**
Amortization of goodwill on consolidated and equity-valued companies	-39.5	-39.3	0.5%	-26.2
Provisions for risks and charges	-18.0	-13.9	29.5%	-13.0
Provisions for loan losses and value adjustments to loans - net	-95.6	-105.8	-9.6%	-91.9
Value adjustments to non-current financial assets - net	-2.1	-2.0	5.0%	-1.9
Profit (Losses) from ordinary activities	**227.8**	**188.6**	**20.8%**	**200.5**
Gain (loss) on exceptional items - net	0.1	11.7	-99.1%	11.2
Gross profit	**227.9**	**200.3**	**13.8%**	**211.7**
Change in reserve for general banking risks	-0.6	1.8	n.s.	0.0
Income taxes for the period	-107.9	-102.7	5.1%	-102.6
Net profit pertaining to minority interests	-17.1	-14.7	16.3%	-13.6
GOUP NET PROFIT FOR THE PERIOD	**102.3**	**84.7**	**20.8%**	**95.5**

TOTAL FINANCIAL ASSETS

(Eur / million)

	31 Dec. 2004	31 Dec. 2003 pro forma	Var.
Direct funding	**15,771.1**	**14,797.5**	**6.6%**
Indirect funding	**19,046.2**	**15,992.6**	**19.1%**
Assets under custody	9,018.7	6,219.4	45.1%
Assets under management	10,027.5	9,773.2	2.6%
	0.0	0.0	0.0%
Discretionary accounts	2,624.7	2,573.9	2.0%
Mutual funds	4,770.4	4,868.7	-2.0%
Insurance products	2,632.4	2,330.6	12.9%
TOTAL FINANCIAL ASSETS	**34,817.3**	**30,790.1**	**13.1%**

BANCA
CR FIRENZE

FINANCIAL STATEMENTS

ASSETS	31 Dec. 2004	31 Dec. 2003
Cash on hand and with central banks and post offices	**64,867,852**	**80,104,816**
Italian government securities and similar securities eligible for refinancing with central banks	**322,100,585**	**15,257,512**
Amounts owing by banks	**1,443,111,167**	**1,360,277,676**
(a) sight	119,814,230	396,048,249
(b) other	1,323,296,937	964,229,427
Customer loans	**8,358,747,693**	**7,680,316,834**
including:loans from third-party funds under administration	1,574,870	454,857
Bonds and other debt securities	**1,016,324,348**	**1,309,444,026**
(a) of public issuers	395,457,255	820,535,103
(b) of banks	452,157,111	322,110,702
including:own securities	12,973,517	39,389,709
(c) of financial institutions	79,251,204	77,463,677
(d) of other issuers	89,458,778	89,334,544
Shares and other equity securities	**55,438,149**	**27,749,854**
Partecipating interests other than in Group companies	**312,542,809**	**331,075,181**
Partecipating interests in Group companies	**937,793,734**	**660,247,390**
Intangible assets	**29,088,738**	**38,675,899**
including:goodwill	9,385,211	10,558,362
Property and equipment	**185,759,222**	**196,964,122**
Own shares	**0**	**56,720**
Other assets	**328,584,120**	**527,253,898**
Accrued income and prepayments	**77,544,532**	**64,426,931**
(a) accrued income	74,728,025	62,189,451
(b) prepayments	2,816,507	2,237,480
including:issue discounts on securities	1,659,933	1,499,949
TOTAL ASSETS	**13,131,902,949**	**12,291,850,859**

BANCA CR FIRENZE

FINANCIAL STATEMENTS

LIABILITIES AND SHAREHOLDER'S EQUITY	31 Dec. 2004		31 Dec. 2003
Amounts owing to banks	**1,307,453,429**	**0**	**950,455,588**
(a) sight	534,772,393	**0**	338,631,266
(b) at maturity date or notice	772,681,036	**0**	611,824,322
Customer deposits	**6,477,455,403**	0	**6,116,339,175**
(a) sight	5,915,668,139	0	5,568,471,917
(b) at maturity date or notice	561,787,264	0	547,867,258
Debt securities issued	**2,445,289,185**	0	**2,382,550,992**
(a) bonds	2,212,965,754	0	2,107,696,840
(b) certificates of deposit	161,872,613	0	223,297,047
(c) other	70,450,818	0	51,557,105
Third-part funds in administration	**1,506,944**	0	**2,161,027**
Other liabilities	**413,778,360**	0	**457,573,252**
Accrued liabilities and deferred income	**70,657,835**	0	**59,623,169**
(a) accrued liabilities	67,223,686	0	56,413,846
(b) deferred income	3,434,149	0	3,209,323
Provision for staff termination pay	**116,351,877**	0	**114,416,445**
Provisions for risks and charges	**218,348,876**	0	**231,541,628**
(a) provisions for pensions and similar obligations	116,987,710	0	115,310,667
(b) tax provisions	46,699,084	0	68,498,053
(d) other provisions	54,662,082	0	47,732,908
Provisions for loan losses	**17,500,000**	0	**17,374,544**
Reserve for general banking risks	**62,474,880**	0	**62,474,880**
Subordinated debt	**945,607,680**	0	**964,190,080**
Share capital	**647,633,407**	**0**	**620,151,521**
Share premium	**56,318,975**	**0**	**375,438**
Reserves	**254,551,632**	**0**	**222,115,558**
(a) legal reserve	124,286,949	**0**	124,286,949
(b) reserve for own shares	0	**0**	56,720
(c) statutory reserves	10,308,775	**0**	10,969,421
(d) other reserves	119,955,908	**0**	86,802,468
Net profit for the period	**96,974,466**	**0**	**90,507,562**
TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY	**13,131,902,949**		**12,291,850,859**

GUARANTEES	31 Dec. 2004	31 Dec. 2003
Guarantees issued	**474,746,337**	**479,847,107**
of which		
acceptances	9,343,484	9,297,797
other guarantees	465,402,853	470,549,310
Commitments	**451,447,530**	**470,334,312**

BANCA CR FIRENZE

FINANCIAL STATEMENTS

PROFIT AND LOSS ACCOUNT	31 Dec. 2004	31 Dec. 2003
Interest earned and similar income	**438,530,987**	**463,743,878**
including: on customer loans	374,371,101	395,017,117
on debt securities	30,643,335	33,884,350
Interest expense and similar charges	**-163,713,528**	**-176,859,417**
including: on customer deposits	-59,378,043	-63,263,200
on debt securities	-79,597,357	-84,154,109
Dividends and other income[1]	**54,540,331**	**69,024,083**
(a) on shares and other equity securities	450,808	274,426
(b) on partecipating interests	9,474,059	17,311,413
(c) on partecipating interests in Group companies	44,615,464	51,438,244
Commissions earned	**173,765,034**	**179,409,053**
Commissions expense	**-18,027,467**	**-18,721,507**
Gain (losses) on financial transactions	**31,734,205**	**22,741,025**
Net income from investments earmarked "for pension funds and similar obligations"	**5,677,252**	**7,605,302**
Other operating income	**81,598,466**	**78,338,693**
Administrative expenses	**-366,549,244**	**-366,454,471**
(a) staff costs	-221,502,053	-223,371,442
includind: salaries and wages	*-160,828,555*	*-162,817,674*
social security contributions	*-39,941,778*	*-39,678,326*
staff severance pay	*-13,842,974*	*-14,595,604*
pensions and similar obligations	*-2,379,321*	*-2,053,071*
(b) other administrative expenses	-145,047,191	-143,083,029
Transfer-out of net income from investments earmarked "for pension funds and similar obligations"	-5,677,252	-7,605,302
Value adjustments to intangible assets and property and equipment	**-36,800,340**	**-40,278,299**
Provisions for risks and charges	**-9,576,973**	**-8,678,623**
Other operating expenses	**-3,702,929**	**-3,280,313**
Value adjustments to loans and provisions for guarantees and commitments	**-47,577,008**	**-58,110,556**
Value re-adjustments to loans and provisions for guarantees and commitments	**21,155,795**	**19,632,842**
Provisions for loan losses	**-17,500,000**	**-11,816,429**
Value adjustments to non-current financial assets	**-2,599,454**	**-2,998,537**
Value re- adjustments to non-current financial assets	**37,055**	**217,695**
Profit (Losses) from ordinary activities	**135,314,930**	**145,909,117**
Exceptional income	**14,289,183**	**19,779,479**
Exceptional charges	**-12,891,970**	**-9,015,997**
Gain (loss) on exceptional items - net	**1,397,213**	**10,763,482**
Income taxes for the period	**-39,737,677**	**-66,165,037**
[illegible]	**96,974,466**	**90,507,562**